

January 9, 2013

Via Email
Leandro Montero
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Avenida Del Libertador 6363
Ciudad de Buenos Aires, C1428ARG
Buenos Aires, Argentina

Re: **Empresa Distribuidora y Comercializadora Norte S.A. ("Edenor")**
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 26, 2012
Form 20-F/A for the Fiscal Year Ended December 31, 2011
Filed December 19, 2012
File No. 001-33422

Dear Mr. Montero:

We have reviewed your letter dated December 19, 2012 and the amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 114

1. We note your response to comment 1 in our letter dated November 28, 2012. Please revise to include disclosure of the facts and considerations as you described in the response to support your assessment that tariff increases would start in 2013.

Form 20-F/A for the Fiscal Year Ended December 31, 2011

Explanatory Note

2. We note the various revised disclosures in the Explanatory Note and your conclusion that
    the revisions are not material. As certain revisions appear to be corrections of errors,
    please provide us with your materiality analysis supporting your conclusion that they are
    not material. To the extent that they are material, quantitatively or qualitatively or both,
    we believe they should be characterized as such and label the relevant revised amounts as
    "restated" in the amendment. Please also consider any additional revisions you deem
    necessary based on other comments contained within this letter. Refer to SAB Topic
    1.M.

Item 3. Key Information

Selected Financial Data, page 5

3. We note your presentation of "Net (loss) income per ADS – basic and diluted" at the
    bottom of page 5 denominated in both U.S. Dollars and Argentine Pesos for the fiscal
    year ended December 31, 2011 of ($724.9), and (Ps 3.120), respectively. We could not
    recalculate these amounts. Please explain by showing us how you calculated them in your
    response.

Signature Page

Item 19. Exhibits

Exhibits 12.1, 12.2 and 13.1

4. We note your responses to comments 3 and 9 in our letter dated November 28, 2012. We
    note the Form 20-F/A filed December 19, 2012 included only those items discussed
    within the Explanatory Note; however, we believe you should file a complete amended
    Form 20-F with all of the items as required by Form 20-F along with a currently dated
    and signed signature page and required certifications. Refer to question 17 within the
    Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked
    Questions at http://sec.gov/divisions/corpfin/faqs/soxact2002.htm.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief